Equifax do Brasil S.A. Avenida Paulista, 1,636 3rd Floor, Suite 309, Room 1 Bela Vista São Paulo, Brazil, ZIP code 01310-200	Equifax Inc. 1550 Peachtree Street, N.W. Atlanta Georgia 30309

May 23, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Equifax do Brasil S.A.
Registration Statement on Form F-4 (File No. 333-270310)
Request for Acceleration of Effective Date

Equifax Inc.

Registration Statement on Form S-4 (File No. 333-270309)

Request for Acceleration of Effective Date

Dear Ms. Wirth:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Equifax do Brasil S.A. (“Equifax Brasil”) and Equifax Inc. (“Equifax” and, together with Equifax Brasil, the “Registrants”) hereby respectfully request that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statements on Forms F-4 and S-4, respectively (the “Registration Statements”), and declare the Registration Statements effective as of 4:00 p.m. Eastern Time on May 25, 2023, or as soon thereafter as practicable.

Each of the Registrants requests that it be notified of such effectiveness by a telephone call to Richard Aftanas of Hogan Lovells US LLP at (212) 918-3267.

[Signature page follows]

Sincerely,

Equifax Inc.

By:	/s/ John J. Kelley III
Name:	John J. Kelley III
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary

Equifax do Brasil S.A.

By:	/s/ John W. Gamble, Jr.
Name:	John W. Gamble, Jr.
Title:	Chief Executive Officer